Edcon

07022534

RECEIVED

28 March 2007

Mr Paul Dudek
Office of International Corporate Finance
Securities Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

Edcon

SEC SUBMISSIONS : ~~EDGARS~~ CONSOLIDATED STORES LIMITED ("EDCON")
REFERENCE NUMBER : 82-34767

I enclose copies of the following document for filing :

1. SENS announcement dated 27 March 2007 – Dealing in securities by directors and company secretary.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

Thandeka Sibanda
ASSISTANT COMPANY SECRETARY

PROCESSED
APR 1 6 2007
THOMSON
FINANCIAL

Boardmans • CNA • Edgars • Jet • Jet Mart • Legit

Edgardale Press Avenue, PO Box 200, Crown Mines, 2025, South Africa. Tel: +27 11 495 6000 Fax: +27 11 837 5019

ECO/ECN - Edcon - Dealing in securities by directo **27 Mar 2007**

ECO
ECO
ECO/ECN - Edcon - Dealing in securities by directors and company secretary
Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000068649
Share Codes
JSE: ECO
NSX: ECN
Dealing in securities by directors and company secretary

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the executive directors and the company secretary of Edcon have purchased Edcon shares over which options had been granted to them. The details of these transactions are as follows:

1. Name of Director : S M Ross

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 3 000 000
Nature of interest : Directly beneficial
Option Strike Price : 2320 cents per share
Option Strike Date : 11 November 2004

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 2 000 000
Nature of interest : Directly beneficial
Option Strike Price : 3087 cents per share
Option Strike Date : 17 November 2005

2. Name of Director : S R Binnie

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 350 000
Nature of interest : Directly beneficial
Option Strike Price : 382 cents per share
Option Strike Date : 30 September 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 44 690
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 131 060
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share

Option Strike Date : 13 May 2004

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 780 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 163 250
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

3. Name of Director : A v A Boshoff

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial
Option Strike Price : 240 cents per share
Option Strike Date : 14 February 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 48 950
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 400 000
Nature of interest : Directly beneficial
Option Strike Price : 399 cents per share
Option Strike Date : 19 August 2002

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 195 870
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 222 280
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share

Option Strike Date : 13 May 2004

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 621 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

G. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 341 350
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

4. Name of Director : M R Bower

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 71 470
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 169 710
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 445 010
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 654 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 359 600
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share

Option Strike Date : 23 May 2006

5. Name of Director : U Ferndale

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 43 190
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 700 000
Nature of interest : Directly beneficial
Option Strike Price : 399 cents per share
Option Strike Date : 19 August 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 86 920
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 150 380
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 327 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 177 700
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

6. Name of Director : J L Spotts

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial

Option Strike Price : 240 cents per share
Option Strike Date : 14 February 2002

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 66 080
Nature of interest : Directly beneficial
Option Strike Price : 310 cents per share
Option Strike Date : 20 May 2002

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 151 020
Nature of interest : Directly beneficial
Option Strike Price : 580 cents per share
Option Strike Date : 21 May 2003

D. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 264 920
Nature of interest : Directly beneficial
Option Strike Price : 1385 cents per share
Option Strike Date : 13 May 2004

E. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 1 712 000
Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

F. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 386 400
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

7. Name of Company Secretary : E A Bagley

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 200 000
Nature of interest : Directly beneficial
Option Strike Price : 1180 cents per share
Option Strike Date : 20 January 2004

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 92 000

Nature of interest : Directly beneficial
Option Strike Price : 2590 cents per share
Option Strike Date : 19 May 2005

C. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 26 March 2007
Class of Shares : Ordinary shares of 1 cent each
Number of Shares : 49 300
Nature of interest : Directly beneficial
Option Strike Price : 3385 cents per share
Option Strike Date : 23 May 2006

Edcon has issued a circular ("circular") relating to a scheme of arrangement ("ordinary scheme") in terms of section 311 of the Companies Act No. 61 of 1973 proposed by Elephant Acquisition (BC) (Proprietary) Limited ("Newco") between Edcon and the ordinary shareholders of Edcon, other than the excluded shareholders (as defined in the circular), in terms of which Newco will acquire Edcon`s ordinary issued share capital, other than the excluded shares (as defined in the circular), for a cash consideration of R46,00 per ordinary share. In order to enable those persons who hold rights to acquire Edcon ordinary shares ("Edcon staff incentive scheme participants") under the terms of the Edgars Stores Limited Executive Share Incentive Scheme, administered through the Edgars Stores Limited Staff Share Trust, ("Edcon staff incentive scheme") to participate in the ordinary scheme and to derive benefits equivalent to those that they would have derived if they had been ordinary shareholders, the Board of Directors of Edcon ("board") has in accordance with the deed of the Edcon staff incentive scheme, resolved that Edcon staff incentive scheme participants must accelerate the exercise of their rights under the Edcon staff incentive scheme and against payment of the acquisition price therefor take delivery of the number of ordinary shares due to them. The Edcon staff incentive scheme participants include the executive directors and the company secretary of Edcon. It is in terms of this resolution that the executive directors and the company secretary of Edcon are taking delivery of those ordinary shares that have not yet vested. The resolution of the board is subject to the resolutive condition that if the ordinary scheme is not implemented or the ordinary general offer as defined in the circular (if made) does not become unconditional, the resolution of the board will cease to be of any force and effect, and the Edcon staff incentive scheme participants will be returned to the position in which they would have been had no resolution been passed.

In terms of paragraph 3.66 of the Listings Requirements prior clearance for the executive directors and the company secretary to deal in the above securities has been obtained from Ms Z B Ebrahim, non-executive director and Chairman of Edcon`s Remuneration and Nominations Committee, and Mr P L Wilmot, non-executive director and Chairman of Edcon`s Audit and Risk Committee.

Johannesburg
27 March 2007

Sponsor:
Merrill Lynch South Africa (Pty) Ltd

Namibian Sponsor:
IJG Securities (Pty) Limited

Date: 27/03/2007 10:18:01 Produced by the JSE SENS Department.

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